UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024

Commission File Number: 001-41891

Vast Renewables Limited

(Translation of registrant’s name into English)

Suite 7.02, 124 Walker Street,

North Sydney NSW 2060,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Vast Renewables Limited Receives Nasdaq Non-Compliance Notification Regarding Minimum Market Value of Publicly Held Shares Deficiency

Sydney & Houston, February 15, 2024 — Vast Renewables Limited (“Vast” or the “Company”) (Nasdaq: VSTE), a renewable energy company specializing in concentrated solar thermal power (“CSP”) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat, hereby announces that it has received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC (“Nasdaq”) dated February 9, 2024, indicating that the Company is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in the Nasdaq Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(C) requires companies to maintain a minimum MVPHS of USD 15 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the 30 consecutive business days from December 27, 2023 to February 8, 2024, the Company no longer meets the MVPHS minimum requirement. This notification does not impact the listing and trading of the Company’s securities at this time. This current report is filed pursuant to Nasdaq Listing Rule 5810(b).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days (or until August 7, 2024) to regain compliance. If at any time during this compliance period the Company’s MVPHS closes at USD 15 million or more for a minimum of ten consecutive business days, Nasdaq would notify the Company that it has achieved compliance with the MVPHS requirement, and the MVPHS matter would be closed.

In the event the Company does not regain compliance with Rule 5450(b)(2)(C) prior to the expiration of the compliance period, it would receive written notification that its securities are subject to delisting.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor its market value between now and August 7, 2024.

On February 15, 2024, the Company issued a press release titled: “Vast Renewables Limited Receives Nasdaq Non-Compliance Notice.” A copy of this press release is furnished herewith as Exhibit 99.2.

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, and to enable the production of green fuels. Vast’s CSP v3.0 approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts

For Investors: Caldwell Bailey ICR, Inc. VastIR@icrinc.com

For US media: Matt Dallas ICR, Inc. VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler

nick@wilkinsonbutler.com

Forward-Looking Statements

The information included in this report, in any exhibits attached hereto and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the business combination (the “Business Combination”) between the Company and Nabors Energy Transition Corp. (“NETC”), the benefits of the Business Combination and Vast’s future financial performance following the Business Combination, as well as Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “should,” “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management’s current expectations and assumptions, whether or not identified in such communications, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of the Business Combination; costs related to the Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated November 22, 2023, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

EXHIBIT LIST

Exhibit	Description
99.1	Press release dated February 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited
Date: February 15, 2024

	By:	/s/ Craig Wood
	Name:	Craig Wood
	Title:	Chief Executive Officer